SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 000-28990

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 1801, Level 18
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F    ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Attached to this Report on Form 6-K are the press releases issued by the registrant on August 27, 2018 and August 28, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2018	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2019 FIRST QUARTER RESULTS

HONG KONG —August 27, 2018 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2019 first quarter ended June 30, 2018.

Net income for the first quarter of the fiscal year ending March 31, 2019 was $82,000, or $0.02 per diluted share, compared with $217,000, or $0.06 per diluted share, last year. Net sales for the same period were $4.1 million compared with $5.3 million a year earlier.

“Results for the quarter reflect a sharp reduction in orders from two of our larger OEM customers, which we believe was due in part to a decrease in sales by those OEM customers, and also due in part to the ever-increasing manufacturing costs in China, which caused some business to move to other lower cost suppliers. While we remain cautiously optimistic about our long-term business outlook, we are not satisfied with our performance and are taking additional measures to address the situation – including utilization of our lower-cost, high-quality production capabilities in Myanmar for lower margin business and other possible adjustments to our product mix,” said Roland Kohl, chairman, president and chief executive officer.

“Increasing the utilization of the company’s new Myanmar manufacturing facilities while reducing our operations in China may also partially insulate the company from the effects of a trade dispute between the U.S. and China,” Kohl added.

Gross profit for the 2019 fiscal first quarter was $1.04 million compared with $1.38 million in the same period a year ago, with gross profit as a percentage of sales remaining unchanged at 26 percent.

Selling, general and administrative expense for the 2019 fiscal first quarter decreased by $136,000 but increased as a percentage of net sales to 25% in 2019 from 21% in 2018 due of the steep decrease in net sales. The company realized a currency exchange gain of $33,000 in the quarter compared with an exchange loss of $4,000 in the same period last year, primarily due to a weakening RMB.

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Highway Holdings Ltd.

2-2-2

The company previously disclosed that it was in discussions for a long-term lease of a new, larger manufacturing facility in Yangon, Myanmar. The company’s current lease in Myanmar expires at the end of 2018, and the new facilities would replace, and enhance, the existing leased facilities. The company has not yet consummated the proposed lease transaction. However, as part of the lease negotiations, the company deposited $950,000 in a Myanmar bank as a deposit, which will be released when the lease is executed. The $950,000 deposit is listed as “Restricted Cash” on the company’s balance sheet. If the long-term lease is executed, the company intends to relocate its existing operations to the new facility and to build a new factory and new office building on the site, which currently has two factories.

Kohl highlighted the company’s solid financial position, with cash and restricted cash of $10.4 million — exceeding combined short- and long-term liabilities by $4.7 million. At June 30, 2018, the company had working capital of $11 million. Restricted cash in the amount of $950,000 is reserved for payment of a long-term lease in Myanmar, as noted above.

Total shareholders’ equity at June 30, 2018 was $11.84 million compared with $11.79 million as of March 31, 2018. The company’s current ratio at June 30, 2018 was 2.94:1.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People's Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release, including all statements about the proposed long-term lease in Yangon, Myanmar and the company’s longer-term business outlook, are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2018	2017
Net sales	$4,050	$5,309
Cost of sales	3,007	3,928
Gross profit	1,043	1,381

Selling, general and administrative expenses	1,001	1,137
Operating income	42	244

Non-operating income (expense):

Exchange gain (loss), net	33	(4)
Interest income	2	3
Gain/(loss) on disposal of asset	27	46
Other income (expense)	6	0
Total non-operating income (expenses)	68	45

Net income before income tax and non-controlling interests	110	289
Income taxes	(32)	(65)
Net income before non-controlling interests	78	224

Less: net gain/(loss) attributable to non-controlling interests	(4)	7

Net income attributable to Highway Holdings Limited’s Shareholders	$82	$217

Net income per share – basic and diluted	$0.02	$0.06

Weighted average number of shares outstanding:
Basic	3,802	3,802
Diluted	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2018	2018
Current assets:
Cash and cash equivalents	$9,445	$11,267
Restricted cash	950	-
Accounts receivable, net of doubtful accounts	2,477	2,223
Inventories	2,785	2,933
Prepaid expenses and other current assets	946	749
Total current assets	16,603	17,172

Property, plant and equipment, net	724	770
Goodwill	77	77
Long-term deposits	111	111
Total assets	17,515	18,130

Current liabilities:
Accounts payable	$812	$900
Accrued expenses and other liabilities	3,781	3,982
Income tax payable	785	803
Dividend payable	268	623
Total current liabilities	5,646	6,308

Deferred income taxes	32	32
Total liabilities	5,678	6,340

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	429	347
Accumulated other comprehensive income/(loss)	(21)	-
Treasury shares, at cost – 5,049 shares as of June 30, 2018; and on March 31, 2018	(14)	(14)
Non-controlling interest	35	49
Total shareholders' equity	11,837	11,790

Total liabilities and shareholders' equity	$17,515	$18,130

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – August 28, 2018 — Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.10 per share on the company’s common stock. The dividend will be paid on October 22, 2018 to shareholders of record on October 1, 2018.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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